Exhibit 99.1

PRESS RELEASE

SOURCE: Neptune Technologies & Bioressources Inc.

Neptune Technologies & Bioressources Reports Third Quarter Results

Laval, Québec, CANADA – January 14, 2010 – Neptune Technologies & Bioressources Inc. (“Neptune”) (NASDAQ.NEPT - TSX.V.NTB) announced today financial results for the third quarter ended November 30, 2009.

Neptune Nutraceutical Business Financial Results
Nutraceutical business revenue for the three and nine-month periods ended November 30, 2009 amounted respectively to $ 3,756,000 and $ 7,966,000, compared to $ 2,411,000 and $ 7,871,000 for the three and nine-month periods ended November 30, 2008, representing respectively 56% and 1% increases.

EBITDA of Neptune nutraceutical business for the three and nine-month periods ended November 30, 2009 amounted respectively to a positive $ 874,000 and a negative $ 87,000 compared to a negative $ 389,000 and a positive $ 260,000 for the three and nine-month periods ended November 30, 2008.

Comprehensive net income or net loss attributable to Neptune nutraceutical business for the three and nine-month periods ended November 30, 2009, amounted respectively to a net income of $ 2,462,000 and to a net loss of $ 92,000 compared to losses of $ 1,039,000 and $ 2,696,000 for the three and nine-month periods ended November 30, 2008. Excluding $ 2,142,000 gain on dilution from debenture conversion, comprehensive net income or loss for the three and nine-month periods ended November 30, 2009 amounted respectively to an income of $ 320,000 and a loss of $ 2,234,000.

Neptune, Acasti and Neurobiopharm Consolidated Financial Results
Total revenue for the three and nine-month periods ended November 30, 2009 amounted respectively to $ 3,758,000 and $ 8,007,000, compared to $ 2,451,000 and $ 7,951,000 for the three and nine-month periods ended November 30, 2008, representing respectively increases of 53% and 1%.

EBITDA for the three and nine-month periods ended November 30, 2009 amounted respectively to a positive $ 440,000 and a negative $ 1,478,000, compared to a negative $ 709,000 and a negative $ 282,000 for the three and nine-month periods ended November 30, 2008.

Comprehensive net income or net loss for the three and nine-month periods ended November 30, 2009, respectively amounted to a net income of $ 2,023,000 and a net loss of $ 1,496,000 compared to losses of $ 1,360,000 and $ 3,240,000 for the three and nine-month periods ended November 30, 2008. Excluding $ 2,142,000 gain on dilution from debenture conversion, comprehensive net loss for the three and nine-month periods ended November 30, 2009 respectively amounted to $ 119,000 and $ 3,638,000.

Neptune did realise a $ 2,142,000 gain on dilution resulting from the conversion of debentures into Acasti shares and call options.

“We are extremely pleased with the way revenues and profitability markers have caught up and surpassed last year figures despite the first quarter shut down and second quarter ramp up following plant capacity increase, we are looking forward to maintained this trend for the future” stated Andre Godin, Vice-President, Administration & Finance.

About Neptune
Neptune is an industry-recognized leader in the innovation, production and formulation of science-based and clinically proven novel phospholipid products for the nutraceutical and pharmaceutical markets. The Company focuses on growing consumer health markets including cardiovascular, inflammatory and neurological diseases driven by consumers taking a more proactive approach to managing health and preventing disease. The Company sponsors clinical trials aimed to demonstrate its product health benefits and to obtain regulatory approval for label health claims. Neptune is continuously expanding its intellectual property portfolio as well as clinical studies and regulatory approvals. Neptune’s products are marketed and distributed in over 20 countries worldwide.

About Acasti Pharma Inc.
Acasti Pharma is developing a product portfolio of proprietary novel long-chain omega-3 phospholipids. Phospholipids are the major component of cell membranes and are essential for all vital cell processes. They are one of the principal constituents of High Density Lipoprotein (good cholesterol) and, as such, play an important role in modulating cholesterol efflux. Acasti Pharma’s proprietary novel phospholipids carry and functionalize the polyunsaturated omega-3 fatty acids EPA and DHA, which have been shown to have substantial health benefits and which are stabilized by potent antioxidants. Acasti Pharma is focusing initially on treatments for chronic cardiovascular conditions within the over-the-counter, medical food and prescription drug markets.

About NeuroBioPharm
NeuroBioPharm is pursuing pharmaceutical neurological applications, and a clinical study for a medical food product with a multinational partner is already initiated. The development of a prescription drug candidate is currently in progress. Advanced clinical development and commercialization is planned to be carried out with multinational partners.

"Neither Nasdaq nor the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release."

Neptune Contact:
Neptune Technologies & Bioressources Inc.
André Godin, C.A.,
Vice-president Administration and Finance
450-687-2262
a.godin@neptunebiotech.com
www.neptunebiotech.com

# # #

Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of the Company to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates," "will," or "plans" to be uncertain and forward-looking. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in the Company's reports filed with the Securities and Exchange Commission and the Canadian securities commissions.